FORM RW OF THE SEC

FORM FOR REGISTRATION WITHDRAWAL STATEMENT

COMPANY NAME: Nunzia Pharmaceutical Company

1627 West 14th Street,

Long Beach, CA, 90813.

TEL NO: 714-609-9117.

EMAIL: nunziarx@gmail.com

April 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	Nunzia Pharmaceutical Company Withdrawal Application Form 10-12B (File No. 001-39175)

Ladies and Gentlemen:

Pursuant to Rule 477, under the Securities Act of 1933, Nunzia Pharmaceutical Company hereby requests withdrawal of security filed under the Form 10-12B filing, File NO: 001-39175.

Please contact me at 714-609-9117 with any questions or comments regarding this matter.

By: /s/ Michael Mitsunaga
Michael Mitsunaga President
Dated: April 16, 2020